Exhibit 99.2
08 September, 2006
AM BEST raises the SCOR Group rating to « A-, stable outlook »
SCOR is pleased with the decision by AM BEST to raise the rating of the Group and its subsidiaries from « B++, positive outlook» to « A-, stable outlook ». The rating of Revios, which had been placed under review with negative implications upon the announcement following its combination with SCOR, has been affirmed « A-, stable outlook ». The return of SCOR to an « A » level rating, announced by AM Best as « excellent », completes the Moving Forward plan and confirms the solidity of its financial base and its high degree of solvency.
This improvement in the SCOR Group rating to « A-, stable outlook» by AM Best will notably spur the US underwriting of SCOR Global Life, the Life reinsurance subsidiary of SCOR which will result from the combination of SCOR Vie and Revios.
This upgrading will favour the implementation of the rigorous and focused underwriting plan which SCOR Global P&C intends to follow in Property and Casualty reinsurance in the United States. The objective of SCOR Global P&C in the United States is to grow its business with the same approach as that used in the other markets where the Group operates. Within the framework of the strict underwriting criteria put in place since 2003, SCOR Global P&C aims to regain treaty shares in market segments which the Group knows well. SCOR will not write those lines of business which the Group discontinued underwriting in 2002.
In the rest of the Americas (i.e. Canada and Latin America), the upgrading of the SCOR Group’s rating to « A-, stable outlook» by AM Best will be beneficial to the pursuit of growth in the Group’s business. In particular, SCOR is strengthening its underwriting teams in the Latin American and the Caribbean zones, capitalizing on its longstanding and extensive presence in these markets. Based in Miami, Messrs. J. Grieve, H. Barbanell, L. de Segonzac and R. Blanco, previously with another global reinsurer, are joining the SCOR underwriters operating currently in the markets of the Caribbean and Latin America.
In order to promote the re-energizing of its business in the Americas, SCOR will modify the structure of its American Non-Life business. This modification is twofold : (i) SCOR RE is acquiring General Security Indemnity Company of Arizona (“GSINDA”), an on-going US surplus line operation, from General Security National Insurance Company (“GSNIC”);
(ii) SCOR is acquiring GSNIC, an entity entirely dedicated to run-off, from SCOR RE. In the context of this reorganization, SCOR is contributing USD 80 million to SCOR RE. These transactions are subject to the necessary regulatory approvals.
Conditions are now met for the SCOR Group to benefit from the opportunities offered by the US Life and Non Life reinsurance markets.
2006 communications timetable

2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.